LARGO VISTA GROUP, LTD.
4 5 7 0 CAMPUS DRIVE
NEWPORT BEACH, CALIFORNIA 9 2 6 6 0
9 4 9 - 2 5 2 - 2 1 8 0

July 21, 2005

VIA FAX AND EDGAR

Mr. Karl Hiller
Branch Chief
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re: Largo Vista Group, Ltd.
File No. 000-30426
  Form 10-KSB for Year Ended December 31, 2004
Filed April 18, 2005
Form 10-QSB for quarters ended March 31, 2005
Filed May 11, 2005
File No. 000-31426

Dear Mr. Hiller:

This will acknowledge receipt of your letter of comment dated July 7, 2005 with regard to the above referenced filings. Our responses reference your comment numbers as follows:

Comment 1

The contracts that Largo Vista Group, Ltd. (the “Company”) has with the Zunyi Municipal Government grant to the Company the exclusive right to supply liquid petroleum gas (LPG) to certain building projects and to construct or have constructed pipeline systems to deliver the LPG. These building projects are similar to large apartment or condominium complexes in the United States. The Company contracts with independent third parties for all of the design and construction of the pipelines. Generally, a central supply station will be built close to the building project to be served. LPG will be stored in this facility and gasified before entering the pipeline system. The Company operates these central supply stations and manages the relationships with the individual customers in the building projects. This information will be disclosed in greater detail in the Company’s future filings, including the Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2005 that will be filed shortly.

July 21, 2005
Mr. Karl Hiller
Re: Largo Vista Group, Ltd.
File No. 000-30426
  Form 10-KSB for Year Ended December 31, 2004
Filed April 18, 2005
Form 10-QSB for quarters ended March 31, 2005
Filed May 11, 2005
File No. 000-31426
Page two

Comment 2

As disclosed in the subject reports and in the Company’s 8-K related to the contract with Shanghai Offshore Oil Group (“Shanghai Oil”), the Company received an assignment of the rights to receive the revenue from a contract that Shanghai Oil had entered into with Asiacorp Investment Holdings Ltd. (“Asiacorp”), under which Asiacorp is to obtain and deliver fuel oil to The Peoples Republic of China (“China”). Thus, the Company does not take possession of the fuel oil and has no responsibility for its purchase, shipment or delivery. However, the Company has the right to direct those activities if it chooses to do so. In return, the Company has agreed to provide certain consulting services to Shanghai Oil, including providing the benefit of the experience and the network of contacts of Mr. Deng Shan, Chairman of the Board of Directors of the Company, in the petroleum market in Asia, and to issue up to One hundred million (100,000,000) shares of its common stock, deliverable in equal installments over a three (3) year period to Shanghai Oil, based upon the ability of Shanghai Oil to deliver the fuel oil. None of these shares have been delivered to Shanghai Oil at this time.

The market for fuel oil, like all other petroleum products, varies from day to day, and sometimes from hour to hour. The standard used for quotation of prices of fuel oil in China is Singapore Platt’s pricing. Shanghai Oil’s contract with Asiacorp guarantees that Shanghai Oil will receive a discount of Eighteen U.S. dollars ($18.00 US) per metric ton less than the Platt’s price at the time of each transaction. At today’s prices, this would give the Company at least Nine dollars ($9.00) per metric ton of profit; however the Company chose to cite the more conservative number of the minimum guarantee as the future market is unpredictable. The contract contemplates the delivery of Six million, six hundred ninety thousand (6,690,000) metric tons over its three (3) year life.

As disclosed in its press release dated July 1, 2005, the Company sent to Shanghai Oil a written "Demand to Cure Delayed Performance" based on the failure of Shanghai Oil to deliver the first shipment of fuel oil that was due by May 18, 2005. As stated in that press release, the Company gave Shanghai Oil until July 18, 2005 to cure its failure to perform per the contract. Based upon representations of Shanghai Oil regarding its ability to cure its failure to perform, the Company has agreed to extend this date to August 31, 2005. Should Shanghai Oil fail to do so, none of the shares of the Company’s common stock mentioned above will be delivered to it.

The one billion, two hundred million dollar value cited by the Company was stated to be the projected market price for the product to be delivered under the contract. In order to avoid confusion, in its future filings the Company will delete any reference to this number and disclose its role in the transactions in greater detail.

July 21, 2005
Mr. Karl Hiller
Re: Largo Vista Group, Ltd.
File No. 000-30426
  Form 10-KSB for Year Ended December 31, 2004
Filed April 18, 2005
Form 10-QSB for quarters ended March 31, 2005
Filed May 11, 2005
File No. 000-31426
Page three

Comment 3

The Zunyi Municipal Government (“Zunyi”) agreed in its contracts with the Company to reimburse the Company for the costs of constructing the LPG pipelines, fifty percent (50%) after the signing of each contract and the remaining fifty percent (50%) upon completion of each pipeline project. Zunyi did pay the Company the first fifty percent (50%); but failed to pay the Company the remaining fifty percent (50%) upon completion of the first two (2) pipeline projects. Zunyi took the position that the Company should collect the balance from the customers as they subscribe for LPG delivery. The Company has been collecting that amount as a connection or subscription fee and accounting for that revenue as it is received.

Because the Company has the exclusive right to deliver LPG to certain building projects; and as the building projects are occupied, the occupants must obtain their LPG for cooking and heating from the Company. The cost of electricity is prohibitive and regulations do not allow open fires or LPG canisters in buildings over one hundred meters tall. Meters are installed in each unit of each building project for billing purposes. This information will be disclosed in greater detail in the Company’s future filings.

Comment 4

The following table shows the revenues reported by the Company for fiscal years 2003 and 2004 broken down by LPG Sales, Pipeline Projects and Pipeline Operations, in U. S. Dollars:

Fiscal Year	LPG Sales	Pipeline Projects	Pipeline Operations	TOTAL

2003	$ 500,337	$ 44,233	$ 3,733	$ 548,304

2004	$ 331,707	$ 96,769	$ 10,960	$ 439,436

This information will be disclosed in this form in the Company’s future filings.

July 21, 2005
Mr. Karl Hiller
Re: Largo Vista Group, Ltd.
File No. 000-30426
  Form 10-KSB for Year Ended December 31, 2004
Filed April 18, 2005
Form 10-QSB for quarters ended March 31, 2005
Filed May 11, 2005
File No. 000-31426
Page four

Comment 5

As of the end of the period covered by the Annual Report, we conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective, as of the date of their evaluation, for the purposes of recording, processing, summarizing and timely reporting material information required to be disclosed in reports filed by the Company under the Securities Exchange Act of 1934.

The Company will be sure that this is stated correctly in all future filings.

Comment 6

Our independent registered accounting firm has advised us that the firm does not utilize an affiliate in connection with the audit of the Company’s operations in Zunyi, China.

One of the firm’s senior accountants visited the Zunyi operations in connection with the audit of the Company’s December 31, 2004 financial statements and completed certain planned audit procedures under the supervision of firm personnel in its McLean, Virginia office.

The accountant’s work papers and conclusions where subsequently reviewed by a firm supervisor and partner in the McLean, Virginia office prior to the issuance of the firm’s audit report.

Comment 7

All of the statements of the certifications attached to the subject reports as Exhibits 31.1 and 31.2 as required by Item 601(b)(31) of Regulation S-B were true and correct as the individuals signed their certifications. Unfortunately, minor language discrepancies had been interjected into the certifications prior to their signing. The Company will be sure that this is corrected in all future filings.

July 21, 2005
Mr. Karl Hiller
Re: Largo Vista Group, Ltd.
File No. 000-30426
  Form 10-KSB for Year Ended December 31, 2004
Filed April 18, 2005
Form 10-QSB for quarters ended March 31, 2005
Filed May 11, 2005
File No. 000-31426
Page five

General

The Company acknowledges that:

i. the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

ii. staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

iii. the Company may not assert staff comments as a defense in any proceeding  initiated by the Commission or any person under the Federal securities laws of    the United States.

Should you have any questions, please do not hesitate to contact me or the Company’s counsel Mr. Philip J. Englund, 3460 Corte Clarita, Carlsbad, CA 92009, 760-753-7400, fax 760-753-7410. Please copy Mr. Englund on any further correspondence. Thank you.

Very truly yours,

/s/ Deng Shan

Deng Shan
Chief Executive Officer and
Chairman of the Board of Directors